EXHIBIT 99.12

CREAM MINERALS LTD.
Suite 890 – 789 West Pender Street
Vancouver, B.C.  V6C 1H2
www.creamminerals.com

September 30, 2013	TSX Venture Exchange Symbol: CMA U.S. 20-F Registration: 000-2987 OTC QB: CRMXF Frankfurt Stock Exchange: DFL

Cream Minerals Announces Results of Annual General and Special Meeting

Vancouver, BC – September 30, 2013 - Cream Minerals Ltd. (TSX-V: CMA) ("Cream" or the “Company”) is pleased to announce the results of the Company’s annual general and special meeting of shareholders held on September 27, 2013 (the “AGM”) as follows:

—	The number of directors of the Company was fixed at three (3) and Ronald Lang, Benjamin Ainsworth and Dr. Darryl Drummond were elected as directors (the “New Board”);

—	Morgan & Company, Chartered Accountants, were re-appointed as the Company’s auditor;

—
The shareholders approved an amendment to the Company’s Stock Option Plan (the “Plan”) changing the Plan from a “rolling 10%” stock option plan to a fixed number plan providing for a maximum of 2,723,500 common shares of the Company (on a post-consolidation basis, as discussed below) that may be reserved for issuance pursuant to the grant of all stock options under the Plan; and

—
By majority vote of the disinterested shareholders represented at the AGM, the shareholders approved of Frank Lang as a new “Control Person” of the Company in anticipation of his proposed participation in the Company’s non-brokered private placement as previously announced on August 29, 2013 (the “Private Placement”).

The election of the New Board comprises a part of the Company’s proposed reorganization as previously announced on August 29, 2013 (the “Reorganization”), which includes the change of the Company’s name from “Cream Minerals Ltd.” to “Agave Silver Corp.” (the “Name Change”), and the consolidation of the Company’s issued and outstanding common shares on a ten (10) for one (1) basis (the “Share Consolidation”).

The Company has received conditional approval from the TSX Venture Exchange to complete the Reorganization and the Private Placement.  The Company anticipates completing the Reorganization on or about October 3, 2013 and completing the Private Placement on or about October 4, 2013.  Upon completion of the Reorganization, the Company’s trading symbol will be changed to “AGV” and the new CUSIP number for the Company’s common shares will be 008427106.  Computershare Investor Services Inc. will remain as the Company’s transfer agent and registrar.

Following the Reorganization, Michael O’Connor will step down as President and CEO of the Company, Ronald Lang will be appointed as new President and CEO and Dr. Darryl Drummond will act as lead director in accordance with Canadian securities law best practices.  Angela Yap, CFO, will remain with the Company.

Ronald Lang, director and proposed new CEO and President, states, "With the proposed financing and corporate reorganization, the Company will be able to refocus its initiatives to continue exploring and developing its silver properties in Mexico and North America in order to meet the future challenges that lie ahead."

About Cream

Cream Minerals is a mineral exploration company. To learn more about Cream Minerals please click here www.creamminerals.com

For further information, please contact:

Ronald Lang
Director, incoming President and CEO

Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws.  Forward-looking information is generally identifiable by use of the words “believes,” “may,” “plans,” “will,” “anticipates,” “intends,” “could”, “estimates”, “expects”, “forecasts”, “projects” and similar expressions, and the negative of such expressions.  Forward-looking information in this news release include statements about the proposed Private Placement, proposed management restructuring and the Company's future plans, objectives and business strategy.

In connection with the forward-looking information contained in this news release, the Company has made numerous assumptions, regarding, among other things, the assumption that the Company will complete the Private Placement and Reorganization; the receipt of necessary final regulatory approvals; and the assumption the Company will continue as a going concern and will continue to be able to access the capital required to advance its projects and continue operations.  While the Company considers these assumptions to be reasonable, these assumptions are inherently subject to significant uncertainties and contingencies.  In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information contained herein.  Known risk factors include, among others: the proposed Reorganization and Frank Lang’s participation in the Private Placement may not receive the required final regulatory approvals; the possibility that the Private Placement and Reorganization will not be completed at all; and the possibility that the Company may not be able to continue as a going concern in the near term.

A more complete discussion of the risks and uncertainties facing the Company is disclosed in the Company’s continuous disclosure filings with Canadian securities regulatory authorities at www.sedar.com.  All forward-looking information herein is qualified in its entirety by this cautionary statement, and the Company disclaims any obligation to revise or update any such forward-looking information or to publicly announce the result of any revisions to any of the forward-looking information contained herein to reflect future results, events or developments, except as required by law